ROBERT O. KNUTSON
Attorney at Law

9372 Creekwood Drive		(952) 941-0908
Eden Prairie, MN 55347	August 11, 2014	Fax (952) 941-2744

Luna Bloom, Staff Attorney Division of Corporation Finance U. S. Securities and Exchange Commission	Re: PetVivo Holdings, Inc.(the “Company”) - Preliminary Information Statement (File No. 000-55167)
Washington, D.C. 20549

Dear Ms. Bloom:

On behalf of PetVivo Holdings, Inc., the following is submitted in response to your comment letter of July 31, 2014.

We do not agree that Item 14 of Schedule A applies at this stage in our possible merger with Gel-Del Technologies, Inc. (“Gel-Del”). It would only apply if we had entered into a definitive merger agreement, which has not occurred. This Term Sheet is the same as a Letter of Intent, and only binding as to its specific conditions, which is normal in the initial intention stage of a proposed merger. Most business combination proposals are initially governed by Letter of Intent/Term Sheet documents having certain binding conditions or terms, but they do not constitute a definitive merger agreement for which Item 14 would apply.

The best evidence for this is contained in the Term Sheet itself. This document states that it “sets forth certain items for completion of a merger.” (Emphasis added.). It further provides for the parties to “negotiate in good faith to enter into a definitive agreement to complete a merger.” (Emphasis added.) . And Article 2.2 of the document also clearly shows that the merger agreement still needs to be entered into and completed.

Accordingly, it is clear that the Term Sheet by its often-stated language has not matured to the point of becoming a definitive merger agreement. At this stage, it is only an intended proposal, albeit with certain specific agreed guidelines to govern the negotiations between the parties to enter into an actual merger agreement. Most Letters of Intent and Term Sheets for business combinations include such binding guidelines.

You also state in your comment letter that “it appears that your shareholders will not have a separate opportunity to approve the merger.” That is incorrect, since the Term Sheet expressly provides that it “is subject to shareholder approval.”

As for the reverse stock split, it is essential to the future status and ability to proceed of the Company. Due to its minimal quoted stock price and current capital structure having such a large amount of outstanding common stock, the Company is unable to retain, or even effectively contact, appropriate financial or brokerage persons to engage with its business plan and future prospects. Completing a large reverse stock split has been planned by the Company well before it entered into the Gel-Del Term Sheet proposal. The emergence of this merger proposal opportunity only added another major reason for the reverse stock split along with the other prior major reasons which had already occurred.

Gel-Del does not have audited financial statements, and it will take some time and much expense to obtain them. The Company has no problem with the standard requirement of filing such statements and related pro forma data with your Commission within the allowable 71 days if the Company succeeds in negotiating and effecting an actual definitive merger agreement. We are not asking for any special treatment. We are only requesting that our situation be treated the same as the myriad Letter of Intent/Term Sheet proposals occurring prior to succeeding or failing at effecting a definitive merger agreement.

Sincerely,

/s/ Robert O. Knutson
Robert O. Knutson,
Attorney for PetVivo Holdings, Inc.

cc: John Lai, CEO

PETVIVO HOLDINGS, INC.
12100 Singletree Lane Eden Prairie, MN 55344
August 11, 2014

Luna Bloom, Staff Attorney Division of Corporation Finance	Re: Schedule 14C – PetVivo Holdings, Inc. (the “Company”) – File No 000-55167
U. S. Securities and Exchange Commission Washington, D.C. 20549

Dear Ms. Bloom:

This letter is being filed with the Company’s Schedule 14C in response to your comment letter of July 17 and July 31, 2014:

On behalf of the Company, the following is submitted and acknowledged:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this Schedule 14C filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John Lai
John Lai,
Chief Executive Officer